Delisting Determination, The Nasdaq Stock Market, LLC, July 19, 2024, Quadro Acquisition One Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Quadro Acquisition One Corp., effective at the opening of the trading session on July 29, 2024. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on February 20, 2024. On February 27, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On April 10, 2024, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones.
On April 29, 2024, the Company received a delist determination letter for its failure to meet the requirement in Listing Rule 5250(f).
On May 24, 2024, based on the Company failure to meet the terms of the Decision, the Panel determined to delist the Company.
The Company securities were suspended on May 29, 2024.
The Company did not appeal the delist decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on July 8, 2024.